Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

June 11, 2014

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File Nos. 033-02659, 811-04556)
(the “Registrant”)

Dear Ms. Rossotto,

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the preliminary filing of the Notice of Meeting, Proxy Statement, and Proxy Card (collectively, the “Proxy Statement”) (Accession Number: 0001193125-14-215247) with the Securities and Exchange Commission (the “Commission”) on May 28, 2014 relating to Transamerica Multi-Manager International Portfolio (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on June 9, 2014.

Below are the Staff’s comments on the Proxy Statement with respect to the Fund and the Registrant’s responses thereto.

1.

Comment: Please revise the disclosure for Proposal 1 to describe the transition to the new sub-adviser, including whether the Fund will turnover a significant portion of its portfolio as a result of the restructuring. If so, please disclose the associated costs and risks expected to result from the restructuring.

Response: The Registrant has made revisions consistent with the Staff’s comment.

2.

Comment: Please confirm the Registrant’s expectation that the Fund will have lower total annual operating expenses. Please also confirm that the Registrant expects the Fund to have acquired fund fees and expenses (“AFFE”) lower than one basis point following the restructuring. If not, please revise the “Proposed Annual Fund Operating Expenses” table accordingly.

Response: The Registrant confirms its expectation that the Fund will have lower total annual operating expenses following the restructuring. The Registrant also notes that the Fund may have some AFFE and will appropriately include AFFE disclosure in the Fund’s total annual operating expenses table should it exceed one basis point.

3.	Comment: Please add disclosure further detailing how the Fund’s principal investment strategy and risks will change if the restructuring is approved.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.	Comment: If the Registrant anticipates that it will, in the future, add sub-advisers in addition to Rockefeller & Co., Inc. to the Fund, please so state.

Response: The Registrant confirms that it does not currently intend to hire additional sub-advisers to manage the Fund’s assets; however, the Fund will retain the ability to hire additional sub-advisers. The Registrant also notes that, as part of the restructuring, the Fund’s name will change to Transamerica Global Equity.

5.

Comment: The Staff notes that the manager of managers exemptive order was initially granted by the Commission on August 5, 1998. The Staff requests confirmation that based on the terms and conditions of such order, that the Fund, subject to shareholder approval, may appropriately make use of the order.

Response: The Registrant so confirms.

6.

Comment: The Staff noted that the “Board Considerations” section of the Proxy Statement includes the statement “A discussion followed that included consideration of these and other matters.” Please explain what “other matters” were deliberated on by the Board and, if material, please detail such matter. If they were not material, please clarify the current disclosure.

Response: The Registrant notes that the Board did not deliberate on any “other matters” other than those described in the current disclosure. The Registrant believes that the current disclosure provides a complete and accurate discussion of the material factors that formed the basis for the Board’s recommendation that shareholders approve the sub-advisory agreement. Accordingly, no revisions have been made in response to the Staff’s comment.

7.	Comment: The Staff requests further clarification as to what actions the Board may recommend if the shareholders do not approve the proposed Sub-Advisory Agreement.

Response: In response to this comment, the Registrant has added the following statement to the “Conclusion” in the Board Considerations” section of Proposal III: “In the event that Shareholders do not approve the Proposal, the Board will determine the appropriate course of action with respect to the management of the Fund.”

8.	Comment: Please confirm whether the change of principal investment strategy for the Fund is dependent on shareholder approval of the new investment sub-advisory agreement.

Response: The Registrant so confirms.

9.

Comment: Please revise the format or layout of the section titled “Annual and Semi-Annual Reports” so that it is displayed prominently that these reports may be obtained by shareholders free of charge.

Response: The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.

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